Greenbriar Sustainable Living Inc.
Greenbriar Capital Holdco Inc.
Greenbriar Capital (US) LLC

632 Foster Avenue, Coquitlam, British Columbia, Canada V3J 2L7
Phone: 949.903.5906    Fax: 604.608.9572
www.greenbriarliving.com

NEWS RELEASE

Greenbriar Announces the Appointment of Brian Conlan as a Member of the Board
of Directors and Chairman of its Aviation Housing Committee

December 4th, 2025	Trading Symbol:
TSX Venture Exchange: GRB
US OTC Market: GEBRF

Scottsdale, Arizona, December 4th, 2025 - Greenbriar Sustainable Living Inc. (TSXV: GRB) (OTC: GEBRF) ("Greenbriar" or the "Company") welcomes Brian Conlan as a full Board Director and Chairman of the newly-formed Aviation and Military Housing Committee.

Mr. Conlan is the President and co-founder of AHP Strategies, a US government contractor specializing in aerospace and maritime environments, as well as the co-founder and partner of ASNF Holdings, LLC, a leading investment firm in both residential and commercial real estate.  Brian understands the vast and deep opportunities Sage Ranch brings to the US epicenter of high-tech aviation and materials businesses located a mere 20-to-60-minute drive from Sage Ranch. Some of the iconic businesses and installations located 20-to-60 minutes from Sage Ranch are:

  The legendary Edwards AFB, (301,000 acres) and home to the US Air Force Test Center and Air Force Test Pilots School;
  Northrop Plant 42 (Builder of the fully funded $80 billion B-21 Bomber);
  Space X
  Mojave Air and Spaceport
  Pacific Steel Group;
  China Lake Naval Weapons Center: China Lake is The United States Navy's largest single landholding, representing 85% of the Navy's land for weapons and armaments research, development, acquisition, testing, and evaluation (RDAT&E) and using 38% of the Navy's land holdings worldwide. In total, its two ranges and main site cover more than 1,100,000 acres (4,500 km2), an area larger than the state of Rhode Island. As of 2010, at least 95% of that land is undeveloped. The roughly $3 billion infrastructure of the installation consists of 2,132 buildings and facilities, 329 miles (529 km) of paved roads, and 1,801 miles (2,898 km) of unpaved roads. The 19,600 square miles (51,000 km2) of restricted and controlled airspace at China Lake makes up 12% of California's total airspace;
  Additionally for materials the famous Rio Tinto Boron Mine is California's largest open pit mine in California and the largest borax mine in the world, producing nearly half the world's borates. In production for over 100 years, ore reserves are sufficient for current economic production through early 2040's. It is operated by the Borax division of the Rio Tinto Group.

As a bonus to the 995 homes available for these aviation and materials professionals, Sage Ranch is located within the USDA 502D overlay, whereby 100% US Government funding is available for the acquisition of all of our homes for these professional families. Sage Ranch is further located in the epicenter of this mountain community of 38,000 people, which is immediately adjacent the only high-school, the middle school, and the elementary school and only 4 blocks to downtown, offering zero emissions for any travel for education and shopping. At 4,000 feet elevation, and 30 miles from Los Angeles County, Sage Ranch provides a four seasons playground, a healthy ecosystem, fresh air and the full safety and security of a professionally run, community-first government in the City of Tehachapi.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

In addition to his businesses, Mr. Conlan served in a variety of roles in the United States Department of Defense and the US State Department, respectively, retiring as a Commander after 20 years of full-time service. Beginning his career as a Navy Pilot, Brian served as an Aide-de-camp, Nuclear Aircraft Carrier Navigator, and subsequently as Acting Executive Officer of the nuclear aircraft carrier, USS John C. Stennis. Later in his career, he transitioned into unmanned systems and served as the Commanding Officer of VUP-19, the US Navy's first Unmanned Aircraft squadron where he commanded operations for a USD $13 billion capital program, leading 700 active, reserve, and civilian personnel operating simultaneously from locations in the Middle East, Asia, and the US.  Brian founded the Joint Unmanned Interagency Collaboration Enterprise in 2021, and was selected as an Unmanned Systems Advisor to senior Pentagon staff, including Deputy, US Special Operations Command and NATO. Brian is a graduate of the College of William and Mary and the US Air Force Air Command and Staff College.

Brian will oversee the launch of Greenbriar Financial Services, a subsidiary of the Company, headed by Mr. Tommy Sullivan, which expects to provide the 70+ ancillary services to Sage Ranch.

Jeff Ciachurski states: "We are delighted to have someone of Brian Conlan's calibre; a seasoned business executive and large-scale complex organizational executive to advise and mentor Greenbriar into the future. Brian is the true definition of a servant-leader, and has led highly technical inter-disciplined professionals, and execution-oriented leaders in taking ideas and plans into rewarding and successful outcomes. Brian will guide Greenbriar towards its full potential in building sustainable and attainable housing for military veterans, active military members (both uniformed and civilian), aviation professionals and building a continuation of success into our 4,501-home attainable and sustainable subdivision in Cedar City, Utah."

About Greenbriar Sustainable Living Inc.

Greenbriar is a leading developer of sustainable real estate and renewable energy. With long-term, high impact projects and led by a successful industry-recognized operating and development team, Greenbriar targets deep valued assets directed at accretive shareholder value.

ON BEHALF OF THE BOARD OF DIRECTORS

"Jeff Ciachurski"

Jeffrey J. Ciachurski
Chief Executive Officer and Director
Phone: 949.903.5906

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this release. Neither the TSX Venture Exchange nor its Regulation Service Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release includes "forward-looking statements" and "forward-looking information" within the meaning of Canadian securities laws and United States securities laws (together, "forward-looking statements"). All statements included in this news release, other than statements of historical fact, are forward-looking statements including, without limitation, statements with respect to the closing of the Private Placement, the issuance of Common Shares and Warrants, and the approval of the Private Placement by the TSX Venture Exchange. Forward-looking statements include predictions, projections and forecasts and are often, but not always, identified by the use of words such as "anticipate", "believe", "plan", "estimate", "expect", "potential", "target", "budget", "propose" and "intend" and statements that an event or result "may", "will", "should", "could" or "might" occur or be achieved and other similar expressions and includes the negatives thereof.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF

Forward-looking statements are based on a number of assumptions and estimates that, while considered reasonable by management based on the business and markets in which the Company operates, are inherently subject to significant operational, economic, and competitive uncertainties, risks and contingencies. These include assumptions regarding, among other things: general business and economic conditions. There can be no assurance that forward-looking statements will prove to be accurate and actual results, and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include those described under the heading "Risks and Uncertainties" in the Company's most recently filed MD&A (a copy of which is available under the Company's SEDAR+ profile at www.sedarplus.ca). The Company does not undertake to update or revise any forward-looking statements, except in accordance with applicable law.

"Greenbriar Capital Corp. was recognized as a TSX Venture 50® company in 2014 and 2023.
TSX Venture 50 is a trade-mark of TSX Inc. and is used under license."

Toronto Venture Exchange Symbol: GRB | US OTC Symbol: GEBRF